STOCKPICKCENTRAL.COM - Month to Month Advertising Agreement

STOCKPICKCENTRAL.COM
Relevant Links, Inc.
5655 S. Yosemite Street
Suite 109
Greenwood Village, CO 80111

-and- Advertiser:

Company Name: _____

Address: _____

City: _____ **State:** _____ **Zip:** _____

Contact Name: _____

Phone: _____ **Fax:** _____

ADVERTISING DESCRIPTION:
The STOCKPICKCENTRAL.COM premium package includes a banner above your directory listing and a banner placed into rotation on the top of every page of the STOCKPICKCENTRAL.COM website. This agreement is month to month and can be cancelled by either party with a 30-day notice.

Your Banners:

URL of Banner #1: _____
(Banner for **Rotation**, dimensions: 468x60, max size: 20k.)

URL of Banner #2: _____
(Banner for **Directory Listing**, dimension 200x100, max size: 15k.)

Your method of Payment:

❏ **Check / Money Order** -
Your banners will be started as soon as we receive your check.

       Send Check or Money Order to:
       Relevant Links, Inc.
       5655 S. Yosemite Street #109
       Greenwood Village, CO 80111

❏ **Credit Card**
      ❏ **Visa**   ❏ **Mastercard**   ❏ **American Express**

      Card Number: _____

      Exp. Date: _____

      Name of Cardholder: _____

      Billing Address: _____

Your credit card will be billed on the 1st of every month in the amount of $40 by Relevant Links, Inc.